RC Ventures LLC

November 16, 2020

The Board of Directors
GameStop Corporation
625 Westport Pkwy
Grapevine, Texas 76051

<u>Subject</u>: Maximizing Stockholder Value by Becoming the Ultimate Destination for Gamers

Dear Members of the Board of Directors (the "Board"):

RC Ventures LLC (together with its affiliates, "RC Ventures") is one of the largest stockholders of GameStop Corporation ("GameStop" or the "Company"), with ownership of approximately 9.98% of the Company's outstanding common stock. Given that our attempts to privately engage with you since the summer have yielded little progress, we feel compelled to send a clear message to the Board today: **GameStop's leadership should immediately conduct a strategic review of the business and share a credible plan for seizing the tremendous opportunities in the rapidly-growing gaming sector**. GameStop needs to evolve into *a technology company* that delights gamers and delivers exceptional digital experiences – not remain *a video game retailer* that overprioritizes its brick-and-mortar footprint and stumbles around the online ecosystem.

It is important to reiterate that we have devoted a significant amount of time to analyzing GameStop's assets, balance sheet, corporate governance, opportunity set and positioning within the sector. Our investment thesis was predicated upon a few core conclusions, including:

1. The gaming industry is experiencing explosive growth, with the global gaming market expected to be \$174.9 billion this year and reach \$217.9 billion by 2023.[1]

2. GameStop has valuable assets, including a strong brand with a large customer base and 55 million PowerUp members.

3. Despite GameStop losing substantial market share to forward-looking competitors, the Company can still emerge as the market leader and ultimate destination for gamers if the Board can set a credible strategy for capturing growth opportunities.

We recognize that the Board may feel it is insulated from stockholder scrutiny after adding new directors this past spring and seeing a recent stock price uptick (which only came on the heels of RC Ventures filing its 13D). We also understand you may expect that the new console cycle will at least temporarily appear to validate the Company's adherence to an outdated business model that is overdependent on brick-and-mortar sales. In our view, all of these assumptions are faulty and short-sighted.

We urge the Board to give the right level of consideration to our assessment of GameStop's challenges, opportunities and ideal path forward. Additional detail on all three of these points is included in this letter.

GAMESTOP'S CHALLENGES STEM FROM INTERNAL INTRANSIGENCE AND AN UNWILLINGNESS TO RAPIDLY EMBRACE THE DIGITAL ECONOMY

Technology is changing nearly every aspect of the gaming world, ranging from the way gamers shop to how they interact and compete with one another. This is why RC Ventures believes the successful and durable players of tomorrow will be technology-first companies that specialize in gaming products, experiences and services.

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[1] Source: Newzoo.

RC Ventures LLC

Unfortunately, it is evident to us that GameStop currently lacks the mindset, resources and plan needed to become a dominant sector player. The Company remains in long-term secular decline due to its apparent unwillingness to pivot with urgency and grow with gamers. As evidence, stockholders have seen the value of their equity **decline by nearly 68% over the past three years** and **decline by nearly 85% over the past five years**.[2] GameStop is also one of the most shorted stocks in the entire market, which speaks volumes about investors' lack of confidence in the current leadership team's approach.

It is equally important to stress that GameStop has failed to adequately keep pace with key industry developments in recent years, including:

- The transition from physical hardware to digital streaming.

- The explosion of mobile.

- The shift to purchasing from mass retailers and other online competitors.

By not capitalizing on these shifts, GameStop has lost billions of dollars in annual revenue and squandered a massive amount of market share. The Board cannot run from the following facts:

- Sales have plunged from $9.5 billion in fiscal year 2011 to $6.4 billion in fiscal year 2019.

- Annual EBITDA has dropped from $839 million in fiscal year 2011 (before the last console cycle) to only $111 million in fiscal year 2019.

- Net income has fallen off a cliff from $339 million in fiscal year 2011 to a staggering loss of $470 million in fiscal year 2019.

- In the two most recent quarters alone, the Company has lost another $277 million.

- To add insult to injury for GameStop's stockholders, the size of the global gaming market has grown by more than 2.5x since the last console cycle.[3]

Although GameStop's e-commerce sales have increased significantly during the pandemic, annual revenues have declined by a staggering margin over time. The next console cycle's temporary sales bump is not a justification for complacency and glacial transformation.

GAMESTOP'S LEADERSHIP MUST PROMPTLY PIVOT FROM A BRICK-AND-MORTAR MINDSET TO A TECHNOLOGY-DRIVEN VISION

RC Ventures understands that Chief Executive Officer George Sherman has substantial experience working for large brick-and-mortar retailers such as Advance Auto Parts, Best Buy and Target. Regrettably, Mr. Sherman appears committed to a twentieth-century focus on physical stores and walk-in sales despite the transition to an always-on digital world. The continuation of the pandemic is only accelerating this transition and, in turn, requiring businesses to take bold steps to compete.

Through our private conversations, we have explained to Mr. Sherman and the Board that GameStop has the ability to pivot toward becoming a technology-driven business that excels in the gaming and digital experience worlds. But this pivot requires the type of strategic vision that has not yet taken hold in the c-suite or boardroom of the company.

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[2] The periods referenced run through August 27, 2020 (the day before RC Ventures filed its 13D with the Securities and Exchange Commission).
[3] Source: Newzoo.

RC Ventures LLC

If GameStop takes practical steps to cut its excessive real estate costs and hire the right talent, it will have the resources to begin building a powerful e-commerce platform that provides competitive pricing, broad gaming selection, fast shipping and a truly high-touch experience that excites and delights customers. This is the type of world-class infrastructure that was constructed at Chewy, which is worth multiples of GameStop's current market capitalization.

There is no doubt in our minds that GameStop has the flexibility to evolve into a technology-driven sector leader. As you know:

- The Company's average lease duration is approximately 24 months. Now is the time to identify duplicative, underperforming stores and plan to forgo lease renewals.

- Non-core operations in Europe and Australia can be streamlined or sold in order to reduces losses and potentially generate cash. While the Australian market has shown signs of life, it is not nearly big or strong enough to offset the losses linked to the Company's hundreds of stores across European nations.

- In addition, near-term increases in cash flow stemming from the console cycle can also help finance the future (provided that capital is not misallocated to risky initiatives).

- Taken together, these factors can fuel the necessary investments that GameStop could be making to delight and retain gamers well into the future.

Taking the right steps in 2020 and 2021 can enable GameStop to own a bigger share of the market when estimated industry sales explode to more than $200 billion per year in 2023. We contend the Company's sales should be growing at least in line with the market – not going in the opposite direction. Significantly upgrading e-commerce can provide for greater revenue capture across larger gaming catalogs, digital content and community experiences, online trade-ins, streaming services and Esports.

WE URGE GAMESTOP TO ADOPT THE RIGHT ROADMAP TO VALUE CREATION NOW

RC Ventures hopes this letter provides the Board with a clear sense of GameStop's addressable challenges and clear opportunities. We have stopped short of outlining a detailed turnaround plan in this correspondence because the onus is on the Board and Mr. Sherman to do their jobs and produce a viable strategy. **In this spirit, we urge you to quickly provide stockholders with a credible and publicly-available roadmap for cost containment, prioritizing profitable retail locations and geographic markets, and building the e-commerce ecosystem gamers deserve.**

Please be advised that RC Ventures is not interested in receiving a lone seat on GameStop's ten-member Board. It is not enticing to become an isolated stockholder advocate on a Board that has overlooked years of digital revenue opportunities and presided over massive value destruction without assuming full accountability. We want GameStop's leaders to do their jobs and implement a strategy for bringing the Company into the 21st century.

Sincerely,

Ryan Cohen
Managing Member
RC Ventures LLC

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